United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 17, 2011
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 17, 2011, H. Lee Swanson notified MGE Energy, Inc. and Madison Gas and Electric Company that he was retiring from their respective boards of directors, effective May 17, 2011.

Mr. Swanson had served as Chairman of the Audit Committee of the MGE Board of Directors prior to his retirement. James L. Possin, an existing member of the Audit Committee, was elected to serve as Chairman of that Committee.

Item 5.07. Submission of Matters to a Vote of Security Holders.

MGE Energy's Annual Meeting of Shareholders was held on May 17, 2011, in Middleton, Wisconsin. The final results of voting on each of the matters submitted to a vote of security holders during MGE Energy's annual meeting of shareholders were as follows:

1. *Election of three Class I Directors terms of office – expiring at the 2014 annual meeting of shareholders*

	For Votes	Withhold Authority	Shares Not Voted
Londa J. Dewey.............	15,688,924	457,323	6,967,391
Regina M. Millner	15,694,200	452,047	6,967,391
Thomas R. Stolper.........	15,722,999	423,248	6,967,391

No votes were cast for any other nominee. The directors continuing in office are:

Class II Directors Term Expires in 2012	Class III Directors Term Expires in 2013
John R. Nevin	Mark D. Bugher
Gary J. Wolter	James. L. Possin
	F. Curtis Hastings

2. *Ratification of selection of PricewaterhouseCoopers LLP to serve as MGE Energy's independent registered public accounting firm*

For	Against	Abstained	Shares Not Voted
19,389,697	158,273	193,116	3,372,552

3. *Advisory vote to approve MGE Energy's executive compensation as disclosed in its proxy statement dated March 23, 2011*

For	Against	Abstained	Shares Not Voted
13,513,300	1,548,702	1,084,245	6,967,391

4. *Advisory vote on the frequency of future votes to approve executive compensation*

Every Three Years	Every Two Years	Every Year	Shares Abstained	Shares Not Voted
7,985,492	795,431	6,400,548	964,776	6,967,391

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: May 19, 2011

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer